Mail Stop 4561

May 26, 2006

Steven C. Voorhees
Senior Vice President and
Chief Financial Officer
Rock-Tenn Company
504 Thrasher St.
Norcross, GA 30071

> **Re: Rock-Tenn Company**
> **Form 10-K for the Fiscal Year Ended**
> **September 30, 2005**
> **Filed December 19, 2005**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2005**
> **Form 8-K Filed January 26, 2006**
> **File No. 001-12613**

Dear Mr. Voorhees:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief